THE GRANVILLE MARKET LETTER RECOMMENDS LINUX GOLD CORP. AS THEIR TOP PICK FOR GOLD STOCKS

Leading Gold Newsletter Places $1.00 Price Target on Company’s Stock

For Immediate Release: March 19, 2007, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) announced today that the Granville Market Letter has recommended Linux Gold Corp. as their top gold stock recommendation. The Newsletter has placed a $1.00 price target on the Company’s stock.

The editor of the Granville Market Letter is Joseph Granville, who won the top honors, for the second consecutive year, as the “Gold Timer of the Year” in the 2006 Time Digest.

The Granville Market Letter (www.granvilleletter.com) also has recommended Agnico Eagle, Barrick Gold, Gold Fields and Gammon Lake Resources.

ABOUT LINUX GOLD CORP:

In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska and has increased the claim position to 284 claims or 68 square-miles. A drilling program on the Granite Mountain Property has been completed, testing four separate mineralized zones, in September 2006.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact: John Robertson
Tel. 800-665-4616

Forward-Looking Statements

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.